[Preliminary Additional Solicitation Materials]
     [To be released as soon as practicable but not sooner than on or about
                               February 11, 1999]

                            The Meditrust Companies
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                                                                       , 1999





Dear Fellow Shareholder:

     We are asking you to consider and vote on two important proposals to better position The Meditrust Companies (the "Companies") for the business challenges and opportunities that lie ahead. The proposals relating to the Companies corporate documents to be considered and acted upon by the Companies shareholders will accomplish the following:

   o The Companies' Restated Certificates of Incorporation, as amended to date, will be amended and restated in their entirety. The existing provisions will be continued in the Amended and Restated Certificates of Incorporation (the "Amended Certificates") and a new provision calling for, among other things, the pairing of each Company's common stock with the common stock of the other Company will be added. The Amended Certificates will not contain any new so-called "anti-takeover" devices.

   o The Pairing Agreement, as amended, between the Companies will be terminated. The termination of the Pairing Agreement will not, however, terminate the paired share structure of the Companies as the Amended Certificates' pairing provisions are intended to preserve this structure.

   o The termination of the Pairing Agreement will, by extension, terminate certain provisions of the By-laws of each of the Companies which also require the pairing of certain classes of the Companies capital stock.

     We believe that these proposals will facilitate the Companies' capital raising and formation efforts, will enable the Companies to efficiently respond in a timely manner to the challenges presented by recently adopted federal legislation, which limits the future use of the Companies' paired share structure, and will permit the Companies to capitalize on further opportunities to enhance shareholder value.

     These proposals are described in detail in the accompanying Joint Proxy Statement, which we urge you to read in its entirety. We are also enclosing a brochure for your review which describes the comprehensive restructuring plan announced by the Companies on November 12, 1998 and how these proposals fit into that plan.

     The Companies Boards of Directors unanimously recommend you vote "FOR" adoption of both of the proposals by signing, dating and promptly returning the proxy cards to us in the postage-paid envelope.

     The Special Meeting of Shareholders will be held on              , 1999.
To assure that your vote on these proposals is counted, please return the enclosed proxy cards as soon as practicable. If you have additional questions or need assistance with the proper completion and return of your proxy cards, please call D.F. King & Co., Inc., the Companies' proxy solicitation firm,
toll-free at            .

     We believe that we have developed a promising plan for the Companies' future and we have already begun to successfully implement this plan. However, more work needs to be done to ensure the Companies' success in the new business environment.

     Thank you for your prompt attention to this important matter.

Very truly yours,



Thomas M. Taylor               David F. Benson           William C. Baker
Interim Chairman of            President of              President of Meditrust
the Boards of Directors of     Meditrust Corporation     Operating Company
The Meditrust Companies